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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

TLC Vision Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
872549100
(CUSIP Number)
Michael Colvin
Highland Capital Management, L.P.
Two Galleria Tower
13455 Noel Road, Suite 800
Dallas, Texas 75240
(972) 628-4100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 5, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	872549100	Page	2	of	9

1	NAMES OF REPORTING PERSONS Highland Capital Management, L.P. 75-2716725

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		8,428,667

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		886,900

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,428,667

WITH	10	SHARED DISPOSITIVE POWER

		886,900

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,315,567

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	18.67%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN, IA

CUSIP No.	872549100	Page	3	of	9

1	NAMES OF REPORTING PERSONS Strand Advisors, Inc. 95-4440863

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		8,428,667

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		886,900

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,428,667

WITH	10	SHARED DISPOSITIVE POWER

		886,900

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,315,567

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	18.67%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CP, HC

CUSIP No.	872549100	Page	4	of	9

1	NAMES OF REPORTING PERSONS James Dondero

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		8,428,667

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		886,900

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,428,667

WITH	10	SHARED DISPOSITIVE POWER

		886,900

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,315,567

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	18.67%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN, HC

CUSIP No.	872549100	Page	5	of	9

1	NAMES OF REPORTING PERSONS Highland Distressed Opportunities Fund, Inc. (1) 20-5423854

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		636,900

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		636,900

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	636,900

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
(1)	The Reporting Persons may be deemed to be the beneficial owners of the shares of the Issuer’s Common Stock beneficially owned by the other Reporting Persons. However, with respect to the matters described herein, no other Reporting Person may bind, obligate or take any action, directly or indirectly, on behalf of Highland Distressed Opportunities Fund, Inc. The Reporting Person expressly disclaims membership in a group with respect to the issuer or securities of the issuer for the purpose of Section 13(d) or 13(g) of the Act.

CUSIP No.	872549100	Page	6	of	9

1	NAMES OF REPORTING PERSONS Highland Multi-Strategy Onshore Master SubFund, L.L.C. 20-5237152

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		250,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		250,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	250,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	872549100	Page	7	of	9

1	NAMES OF REPORTING PERSONS Highland Multi-Strategy Master Fund, L.P. 20-5237085

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Bermuda

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		250,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		250,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	250,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN/HC

This Amendment No. 3 to Schedule 13D is jointly filed by and on behalf of each reporting person to amend and/or supplement the Schedule 13D relating to shares of Common Stock of the Issuer filed by such reporting person with the Securities and Exchange Commission on September 14, 2007, and amended on October 9, 2007, and on November 20, 2007 (as amended, the “Schedule 13D”). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 is amended and restated in its entirety as follows:
     The Reporting Persons have acquired an aggregate of 9,315,567 shares of Common Stock (the “Shares”), which are reported herein, in open market transactions for an aggregate purchase price of approximately $39,148,147, with a combination of funds from accounts managed by Highland Capital.
Item 5. Interest in Securities of the Issuer.
     Sections (b), (d) and (e) of Item 5 remain unchanged.
     Section (a) of Item 5 remain unchanged, except that the Footnote 1 thereof is amended and restated in its entirety as follows:
     The percentage calculation is based on 49,903,909 shares of Common Stock outstanding, reported on the Form 10-Q filed with the SEC by the Issuer on November 9, 2007.
     Section (c) of Item 5 is amended and restated in its entirety as follows:
     (c) The following table describes transactions in the Common Stock that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the persons named in response to paragraph (a) of this Item 5:

Transaction Date	Reporting Person	Number of Shares Acquired	Number of Shares Disposed	Price Per Share ($)	Description of Transaction
11/26/2007	Highland Capital	13,000		2.0992	Open Market
11/26/2007	Highland Capital	12,500		2.0985	Open Market
11/27/2007	Highland Capital	12,000		2.1108	Open Market
11/27/2007	Highland Capital	7,000		2.1	Open Market
11/27/2007	Highland Capital	80,400		2.1526	Open Market
11/28/2007	Highland Capital	86,000		2.2093	Open Market
11/28/2007	Highland Capital	14,000		2.21	Open Market
11/29/2007	Highland Capital	13,600		2.2088	Open Market
11/29/2007	Highland Capital	66,300		2.2084	Open Market
11/30/2007	Highland Capital	52,000		2.4089	Open Market
11/30/2007	Highland Capital	68,300		2.4	Open Market
12/5/2007	Highland Capital	526,877		2.27	Open Market
12/5/2007	Highland Capital	30,900		2.449	Open Market

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 10, 2007
Highland Multi-Strategy Onshore Master SubFund, L.L.C.
By: Highland Multi-Strategy Master Fund, L.P., its managing member
By: Highland Multi-Strategy Fund GP, L.P., its general partner
By: Highland Multi-Strategy Fund GP, L.L.C., its general partner
By: Highland Capital Management, L.P., its sole member
By: Strand Advisors, Inc., its general partner

By:	/s/ James D. Dondero
James D. Dondero, President

Highland Multi-Strategy Master Fund, L.P.
By: Highland Multi-Strategy Fund GP, L.P., its general partner
By: Highland Multi-Strategy Fund GP, L.L.C., its general partner
By: Highland Capital Management, L.P., its sole member
By: Strand Advisors, Inc., its general partner

By:	/s/ James D. Dondero
James D. Dondero, President

Highland Distressed Opportunities Fund, Inc.
By:	/s/ James D. Dondero
James D. Dondero, President

Highland Capital Management, L.P.
By: Strand Advisors, Inc., its general partner

By:	/s/ James D. Dondero
James D. Dondero, President

Strand Advisors, Inc.
By:	/s/ James D. Dondero
James D. Dondero, President

James D. Dondero
/s/ James D. Dondero